SOUTHERN CALIFORNIA EDISON COMPANY
STOCK SAVINGS PLUS PLAN

Financial Statements and Supplemental Schedule
As of December 31, 2000 and 1999
Together with Report of Independent Public Accountants

INDEX

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Plan Benefits as of December 31, 2000 and 1999
   Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2000

NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULE:

   Schedule I: Part IV - Line 4i - Schedule of Assets Held for Investment Purposes as of December 31, 2000

NOTE:  All other schedules have been omitted since the information is either disclosed elsewhere in the financial statements or not required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the
Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Southern California Edison Company
     Benefits Committee:

We have audited the accompanying statements of net assets available for plan benefits of the SOUTHERN CALIFORNIA EDISON COMPANY
STOCK SAVINGS PLUS PLAN (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that Southern California Edison Company (the Plan Sponsor) will continue as a going concern. As discussed in Note 11 to the financial statements, the current energy crisis in California has resulted in the Plan Sponsor incurring a loss from operations in the current year due to the uncertainty associated with its ability to collect certain costs through the regulatory process and has resulted in legal, regulatory and legislative uncertainties which have adversely impacted the Plan Sponsor's liquidity. The issues raise substantial doubt about the Plan
Sponsor's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 11. The financial statements do not include any adjustments that might result should the Plan Sponsor be unable to continue as a going concern.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN
ARTHUR ANDERSEN

Los Angeles, California
June 25, 2001

SOUTHERN  CALIFORNIA  EDISON  COMPANY
STOCK SAVINGS PLUS PLAN

Statements of Net Assets Available for Plan Benefits
As of December 31, 2000 and 1999
(in 000's)

                                                                               2000                   1999
                                                                         ------------------     -----------------
                                 Assets

Investments, at fair value                                                     $ 1,830,999           $ 2,039,254

Receivables:
    Profit sharing receivable                                                        1,564                     -
    Interest receivable                                                              1,328                   969
    Receivable from brokers                                                              -                 2,963
                                                                         ------------------     -----------------

       Total receivables                                                             2,892                 3,932
                                                                         ------------------     -----------------

Total assets                                                                     1,833,891             2,043,186
                                                                         ------------------     -----------------

                              Liabilities

Payable to brokers and others                                                        4,927                 2,414
                                                                         ------------------     -----------------

Total liabilities                                                                    4,927                 2,414
                                                                         ------------------     -----------------

Net assets available for plan benefits                                         $ 1,828,964           $ 2,040,772
                                                                         ==================     =================

The accompanying notes are an integral part of these statements.

       SOUTHERN  CALIFORNIA  EDISON  COMPANY
       STOCK SAVINGS PLUS PLAN

       Statement of Changes in Net Assets Available for Plan Benefits
       For the Year Ended December 31, 2000
       (in 000's)

                          Additions

       Investment income:
          Dividend                                                               $ 88,862
          Interest                                                                 18,971
                                                                         -----------------

                                                                                  107,833
          Less: management fees                                                        73
                                                                         -----------------

             Net investment income                                                107,760

       Contributions:
          Employer contributions, net of forfeitures                               42,937
          Participant contributions                                                99,972
                                                                         -----------------

             Total contributions                                                  142,909
                                                                         -----------------

       Transfers from other plan                                                   92,768
                                                                         -----------------

                  Total additions                                                 343,437
                                                                         -----------------

                         Deductions

       Distributions to participants                                              137,244
       Net depreciation in fair value of investments                              418,001
                                                                         -----------------

                   Total deductions                                               555,245
                                                                         -----------------

                        Net decrease                                             (211,808)
                                                                         -----------------

       Net assets available for plan benefits:
           Beginning of year                                                    2,040,772
                                                                         -----------------

           End of year                                                        $ 1,828,964
                                                                         =================

The accompanying notes are an integral part of this statement.

SOUTHERN CALIFORNIA EDISON COMPANY
STOCK SAVINGS PLUS PLAN

Notes to Financial Statements
December 31, 2000

Note 1.  Nature of Plan

The following description of the Southern California Edison Company (the Plan Sponsor) Stock Savings Plus Plan
(the Plan) provides only general information.  Participants should refer to the Plan document, as amended, for a more complete description of the Plan's provisions.

         Nature of Plan

         Eligibility

         The Plan is a defined-contribution plan with a 401(k) feature, in which qualifying full-time or part-time employees of Edison International (the Company) and substantially all of its subsidiary companies are eligible to participate.  The Plan is subject to the provisions of the Employee Retirement
         Income Security Act of 1974 (ERISA).  An employee, as defined by the Plan document, is eligible to participate in the Plan immediately upon employment.

         Contributions

         Subject to statutory limits, prior to March 11, 1999, participants could annually contribute up to
         15 percent of their eligible pay, as defined by the Plan document.  Effective March 11, 1999, subject to statutory limits, all but Southern California Edison Company International Brotherhood of Electrical
         Workers, Utility Workers Union of America, and San Onofre Firefighters Association-represented participants (collectively, Certain Represented Participants) may elect to defer up to 19 percent of their eligible pay.  Effective February 1, 2000, subject to statutory limits, all participants may defer up to 19 percent of eligible pay.  Participating employers provide matching contributions from 1 to 6 percent of a participant's eligible pay. Certain participating subsidiaries also provide a fixed profit sharing contribution of 3 percent of eligible pay each pay period and a variable profit sharing contribution annually to eligible employees. The Plan also accepts rollover contributions from other qualified plans.

         Vesting

         Participants immediately vest in their contributions plus actual earnings thereon.  Effective March 11,
         1999, for all but Certain Represented Participants, employer contributions plus actual earnings thereon vest at a rate of 20 percent per year.  Effective February 1, 2000, employer contributions plus actual earnings thereon vest at a rate of 20 percent per year for all participants.

         Forfeitures

         At December 31, 2000, and 1999, the unused portion of forfeited non-vested accounts totaled $17,256 and
         $6,227, respectively.  These accounts are used to reduce future employer contributions.  During 2000, employer contributions were reduced by $716,426 from forfeited non-vested accounts.

         Transfers

         Effective January 18, 2000, the Plan accepted transfers of $92,768,493 from the Commonwealth Edison
         Employee Savings and Investment Plan on behalf of Midwest Generation LLC employees.  The transfers were received as a result of the Midwest Generation LLC acquisition of certain generating plants from
         Commonwealth Edison Company on December 15, 1999. Under the provisions of the purchase, transferred balances and subsequent Midwest Generation LLC matching and profit sharing contributions will be 100%
         vested.

         Plan Trust

         Plan assets are held in trust with State Street Bank and Trust Company (the Trustee) for the benefit of participants and their beneficiaries.  The mutual covenants to which the Company and the Trustee agree are disclosed in the Stock Savings Plus Plan Trust Agreement.

         Plan Administration

         The Plan is administered by the Southern California Edison Company Benefits Committee (the Plan
         Administrator).  Hewitt  Associates LLC is the Plan's record keeper.  Frank Russell Trust Company and
         BZW Barclay's Global Investors were the Plan's investment managers for the six funds that were available prior to March 11, 1999 (see Note 4).  Effective March 11, 1999, the Plan's investment choices were increased to 50 investment funds and resulted in an increased number of investment managers.  The Plan's prospectus provides a detailed description of each investment fund choice and the respective investment manager.

         Administrative and Investment Expenses

         The Plan Sponsor pays the cost of administering the Plan, including fees and expenses of the Trustee and record keeper.  The fees, taxes and other expenses incurred by the Trustee or investment managers in making investments are paid out of the applicable fund. This includes brokerage fees for sales or purchases of Edison International Common Stock on the open market.  No additional costs are incurred in connection with sales of Edison International Common Stock within the trust or the transfer of assets between funds.

         Mutual funds pay fees to the Plan record keeper for administrative services to participants that would otherwise have to be provided by the fund.  The majority of fees received by the Plan record keeper are used to reduce the record keeping and communication expenses of the Plan.

         Participant Accounts

         Each participant account is increased for participant's contribution, the employer's contribution, if applicable, and allocations of Plan earnings.  Allocation of earnings and expenses are based on account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account.

         Participant Loans Receivable

         Participant's may borrow from their account, a minimum of $1,000 and up to the lesser of $50,000 reduced by the highest loan balance during the prior 12 months or 50 percent of their vested account balance.  Loan transactions are treated as a transfer from (to) the investment fund to (from)
         Participant Loans. Loan terms range from one to four years for general purpose loans or up to 15 years for the purchase of a primary residence.  Loans bear interest at Prime Rate plus one percent.  Interest rates range from 7.0 percent to 10.5 percent.  Principal and interest are paid ratably through payroll deductions.  Some separated participants may repay loan obligations directly, rather than through payroll deductions.

         Payment of Benefits

         Account balances of $5,000 or less are distributed after a participant terminates employment, dies, or becomes permanently and totally disabled.  Participants terminating employment having account balances greater than $5,000 and retirees, may elect to receive their distributions at any time before turning age 701/2.  They may choose a lump sum, partial or an installment form of payment.  Minimum distribution requirements must be met after age 70-1/2.

         Profit Sharing

         Certain non-represented employees of Edison Mission Energy, Edison Enterprises and their  participating subsidiaries are eligible for two types of profit/gain sharing contributions:

(i)      Fixed profit/gain sharing is comprised of a 3% profit/gain sharing contribution each pay period to the
                  Plan on behalf of eligible employees. Fixed profit/gain sharing contributions in 2000 amounted to $2,316,235.

(ii)     Variable profit/gain sharing is comprised of an additional annual profit/gain sharing contribution to the Plan on behalf of eligible employees if certain business objectives are reached. Variable profit/gain sharing contribution made in 2001 for the 2000 plan year amounted to $1,563,716.

Note 2.  Summary of Significant Accounting Policies

         Basis of Accounting

         The financial statements are presented on the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States applicable to employee benefit plans.

         Use of Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         Risks and Uncertainties

         The Plan provides for various investment options in mutual funds.  Investment securities are exposed to various risks such as interest rate, market and credit risk.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants' account balances and the amounts reported in statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

         The Plan invests in securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments.  Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S companies.

         Investment Valuation and Income Recognition

         The Plan's investments are stated at fair value.  Investments in the collective funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.
         Edison International Common Stock is valued at its quoted market price.  Participant loans are valued at cost, which approximates fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

         Net Appreciation (Depreciation) in Fair Value of Investments

         Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

         New Pronouncement

         During 1999, the Plan implemented Statement of Position 99-3, Accounting For and Reporting of Certain
         Defined Contribution Plan Investments and Other Disclosure Matters, which eliminates the requirement for a defined contribution plan to disclose amounts related to participant directed investment programs as a separate fund in the financials statements in columnar form, or in related disclosures.

         Distributions to Participants

         Distributions to participants are recorded when paid.

Note 3.  Investment Elections

The Trustee invests all contributions in accordance with participant instructions.

Participants may elect changes to their investment mix effective each business day.  Participants may elect changes to their deferral percentages and deferral investment elections coincident with their pay frequency.

Note 4.  Investment Options

Prior to March 11, 1999, all participants'  investment elections were limited to the following six funds:

o        Edison International Common Stock Fund
o        Common Stock Fund
o        Money Market Fund
o        Balanced Fund
o        Bond Fund
o        Global Fund

The transfer of the participants' investment from the Edison International Common Stock Fund to all other funds is valued at the closing market price on the date of the transfer.  The transfer of the participants' investment from all other funds to the Edison International Common Stock Fund, or to any other fund, is based on the actual market value balance (including earnings and market adjustments) in each participant's account, as of the date of transfer.

Effective March 11, 1999, all but Certain Represented Participants, could choose investments from among 50 investment fund offerings.  Effective February 1, 2000, all participants could choose investments from among 50 investment fund offerings.  These investment funds consist of the following:
o        Three Pre-mixed Portfolios - Funds are invested in portfolios which include U.S. stocks, non-U.S. stocks and corporate and government bonds;

o        Seven Core Funds - Funds are invested in a broad selection of asset classes; large and small U.S.
         stocks, non-U.S. stocks and fixed income instruments; and
o        Forty Mutual Funds - Funds are invested in a variety of retail mutual funds from multiple asset classes.

Participants should refer to the Summary Plan Document for a more complete description of the various investment options.

Note 5.  Investments

The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                                                         December 31,
                                                                                  2000              1999
                                                                                  ----              -----
                                                                                        (in 000's)

         Edison International Common Stock Fund, 23,550,710 and
           27,047,300 shares, respectively  (See Note 7.)                       $367,980         $708,301
         BZW Barclay's Global Investors - Common Stock Fund,
           9,556,835 and 11,784,689 units, respectively                          325,984          479,189

         Frank Russell Trust Company - Balanced Fund,
           5,392,427 and 6,025,414 units, respectively                           132,411          151,268

         State Street Bank - Money Market Fund,
           241,686,339 and 211,083,762 units, respectively
           (See  Note 7.)                                                        241,686          211,084

         T. Rowe Price - Science & Technology Fund
           2,817,532 and 1,092,291 units, respectively                           100,220           69,590

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows (in 000's):

         Edison International Common Stock Fund (Note 7.)                 $ 209,023
         Mutual Funds                                                       208,978
                                                                          ---------
         Total                                                            $ 418,001
                                                                          ---------

Note 6.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the
Form 5500:

                                                                                  December 31,
                                                                            2000                  1999
                                                                            ----                  ----
                                                                                    (in 000's)

         Net assets available for plan benefits per the financial
             statements                                                 $ 1,828,964            $2,040,772
         Less: Amounts allocated to withdrawing participants                    449                 3,922
                                                                        -----------            ----------
             Net assets available for plan benefits per the
                Form 5500                                               $ 1,828,515            $2,036,850
                                                                        ===========            ==========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                   Year ended
                                                                                December 31, 2000
                                                                                -----------------
                                                                                   (in 000's)

         Benefits paid to participants per the financial statements                  $ 137,244
         Add: Amounts allocated to withdrawing participants
             at December 31, 2000                                                          449
         Less: Amounts allocated to withdrawing participants
             at December 31, 1999                                                        3,922
                                                                                     ---------
         Benefits paid to participants per the Form 5500                             $ 133,771
                                                                                     =========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not paid as of that date.

Note 7.  Related Party Transactions

The Money Market Fund was managed by State Street Bank and Trust Company, which also serves as the Plan's
Trustee.  As such, transactions in the Money Market Fund qualify as party-in-interest transactions.  Fees earned by the Trustee in its capacity as fund manager for the Plan were $328,577 for 2000 and were reported net of interest income on the statement of changes in net assets available for plan benefits.  The Plan's investment options include the Company's Common Stock as a fund option.  State Street Global Advisors, an affiliate of
State Street Bank and Trust Company, is the investment manager of the Edison International Common Stock Fund.
As such, transactions in the Edison International Common Stock Fund qualify as party-in-interest transactions.
Fees earned by State Street Global Advisors in its capacity as the investment manager of the Edison
International Common Stock Fund were $73,181 for 2000.

Note 8.  Plan Termination

Although it has not expressed an intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of
Plan termination, participants will become fully vested in their accounts.  The trust will continue after termination until all Trust assets have been distributed to participants and their beneficiaries.

Note 9.  Tax Status

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated March 4, 1999, that the Plan and related trust are qualified under applicable sections of the Internal Revenue Code (IRC).  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC.

Note 10.  Employee Stock Ownership Plan

Effective February 23, 1998, the Plan was amended to convert the Edison Common International Stock Fund into an employee stock ownership plan allowing for the current distribution of dividends to all but Certain Represented
Participants not electing to reinvest all or a portion of such dividends.  Effective February 1, 2000, the current distribution of Edison International Common Stock Fund dividends was allowed for all participants.  For the year ended December 31, 2000, such distributions totaled $6,681,755.

Note 11.  Plan Sponsor's Liquidity Crisis

Background

California's investor-owned electric utilities, including the Plan Sponsor, are currently facing a crisis resulting from deregulation of the generation side of the electric industry through legislation enacted by the
California Legislature and decisions issued by the California Public Utilities Commission (CPUC).  Under the
legislation and CPUC decisions, prices for wholesale purchases of electricity from power suppliers are set by markets while the retail prices paid by utility customers for electricity delivered to them remain frozen at
June 1996 levels except for the 1(cent)-per-kWh and 3(cent)-per-kWh surcharges effective first quarter 2001.  Since May
2000, Plan Sponsor's costs to obtain power (at wholesale electricity prices) for resale to its customers substantially exceeded revenue from frozen rates.  The shortfall has been accumulated in the transition revenue account (TRA), a CPUC-authorized regulatory asset.  The Plan Sponsor has borrowed significant amounts of money to finance its electricity purchases, creating a severe financial drain on the Plan Sponsor.

The Plan Sponsor's liquidity is primarily affected by debt maturities, dividend payments, capital expenditures and power purchases.  Capital resources include cash from operations and external financings.

The increasing undercollection in the TRA, coupled with the Plan Sponsor's anticipated near-term capital requirements and the adverse reaction of the credit markets to continued regulatory uncertainty regarding the
Plan Sponsor's ability to recover its current and future power procurement costs, have materially and adversely affected the Plan Sponsor's liquidity.  As a result of its liquidity crisis, the Plan Sponsor has taken and is taking steps to conserve cash so that it can continue to provide service to its customers.  As a part of this process, the Plan Sponsor temporarily suspended payments of certain obligations for principal and interest on outstanding debt and for purchased power.  As of April 30, 2001, the Plan Sponsor had $3.1 billion in obligations that were unpaid and overdue including: (1) $882 million to the California Power Exchange (PX) or the Independent System Operator (ISO); (2) $1.3 billion to power producers that are qualifying facilities (QFs);
(3) $230 million in PX energy credits for energy service providers; (4) $531 million of matured commercial paper; and (5) $200 million of principal on its 5-7/8% notes.  If the Plan Sponsor is found responsible for the purchases of power by the California Department of Water Resources (CDWR) or the ISO for sale to Plan Sponsor's customers on or after January 18, 2001, the Plan Sponsor's unpaid obligations as of April 30, 2001, could increase by as much as $800 million.  As applicable, unpaid obligations will continue to accrue interest.  At
April 30, 2001, the Plan Sponsor had estimated cash reserves of approximately $1.9 billion, which is approximately $1.3 billion less than its outstanding unpaid obligations and preferred stock dividends in arrears
(see below).

The Plan Sponsor is unable to obtain financing of any kind.  As a result of investors' concerns regarding the
California energy crisis and its impact on the Plan Sponsor's liquidity and overall financial condition, the
Plan Sponsor has repurchased $550 million of pollution-control bonds that could not be remarketed in accordance with their terms.  These bonds may be remarketed in the future if the Plan Sponsor's credit status improves sufficiently.  In addition, the Plan Sponsor has been unable to market its commercial paper and other short-term financial instruments.  As of March 31, 2001, the Plan Sponsor resumed payment of interest on its debt obligations.  If the Memorandum of Understanding (MOU) signed April 9, 2001 by the CDWR, the Plan Sponsor and the Plan Sponsor's parent company, Edison International, is implemented, it is expected to allow the Plan
Sponsor to recover its undercollected costs and to help restore Plan Sponsor's creditworthiness, which would allow the Plan Sponsor to pay all of its past due obligations.

On March 27, 2001, the CPUC ordered Plan Sponsor and other investor-owned utilities to pay QFs for power deliveries on a going forward basis, commencing with April 2001 deliveries.  The Plan Sponsor must pay QFs within 15 days of the end of the QFs' billing periods, and QFs are allowed to establish 15-day billing periods.
Failure to make a required payment within 15 days of delivery would result in a fine equal to the amount owed to the QF.  The CPUC decision also modified the formula used in calculating payments to QFs by substituting natural gas index prices based on deliveries at the Oregon border rather than the index prices at the Arizona border.
The changes apply to all QFs, where appropriate, regardless of whether they use natural gas or other resources such as solar or wind.

On March 27, 2001, the CPUC also issued decisions on the California Procurement Adjustment (CPA) calculation and the approval of a 3(cent)per kWh rate increase.  Based on these two decisions, the Plan Sponsor estimates that cash going forward may not be sufficient to cover retained generation, purchased-power and transition costs.  In comments filed with the CPUC on March 29, 2001, and April 2, 2001, the Plan Sponsor provided a forecast showing that the net effects of the rate increase, the payment ordered to be made to the CDWR, and the QF decision discussed above could result in a shortfall to the CPA calculation of $1.7 billion for the Plan Sponsor during
2001.  To implement the MOU, it will be necessary for the CPUC to modify or rescind these decisions.

In light of the Plan Sponsor's liquidity crisis, its Board of Directors did not declare quarterly common stock dividends to its parent, Edison International, in either December 2000 or March 2001.  Also, the Plan Sponsor's
Board has not declared the regular quarterly dividends for the Plan Sponsor's cumulative preferred stock, 4.08%
Series, 4.24% Series, 4.32% Series, 4.78% Series, 6.05% Series, 6.45% Series and 7.23% Series in 2001.  The
total preferred stock dividends in arrears were $6 million as of April 30, 2001.  As a result of a  $2.5 billion charge to earnings as of December 31, 2000, and an additional charge of $0.6 billion for the three months ended
March 31, 2001, Plan Sponsor's retained earnings are now in a deficit position and therefore, under California law, the Plan Sponsor will be unable to pay dividends as long as a deficit remains.  The Plan Sponsor does not meet other conditions under which dividends can be paid from sources other than retained earnings.  As long as accumulated dividends in arrears on the Plan Sponsor's preferred stock remain unpaid, the Plan Sponsor cannot pay any dividends on its common stock.

In addition to the above, the Plan Sponsor has implemented cost-cutting measures which, together with previously announced actions, such as freezing new hires, postponing certain capital expenditures and ceasing new charitable contributions, are aimed at reducing general operating costs.  The Plan Sponsor's current cost-cutting measures are intended to allow it to continue to operate while efforts to reach a regulatory solution, involving both state and federal authorities, are underway.  Additional actions by the Plan Sponsor may be necessary if the energy and liquidity crisis is not resolved in the near future.

The Plan Sponsor's future liquidity depends, in large part, on whether the MOU is implemented, or other action by the California Legislature and the CPUC is taken in a manner sufficient to resolve the energy crisis and the cash flow deficit created by the current rate structure and the excessively high price of energy.  Without a change in circumstances, such as that contemplated by the MOU, resolution of the Plan Sponsor's liquidity crisis and its ability to continue to operate outside of bankruptcy is uncertain.  The Plan Sponsor's independent public accountant's opinion dated April 12, 2001 on the Plan Sponsor's financial statements as of and for the year ended December 31, 2000 includes an explanatory paragraph which states that the issues resulting from the
California energy crisis raise substantial doubt about the Plan Sponsor's ability to continue as a going concern. Participants should refer to the Plan Sponsor's December 31, 2000 Form 10-K and March 31, 2000 Form
10-Q filed with the Securities and Exchange Commission as of and for the periods then ended.

Impact on Plan

As of the date of the accompanying independent public accountant's opinion, the Plan Sponsor has been able to avert filing for protection under the U.S. Bankruptcy Code.  While the Plan Sponsor has publicly stated its intent not to file voluntarily for such protection, its ability to continue that course is currently unknown.

Given the Plan Sponsor's financial condition and its inability to currently pay dividends, the Plan's Edison
International Stock Fund (Fund) is impacted because Edison International's primary source of dividends paid on its common stock, as held by the Fund, has traditionally been the dividends it received from the Plan Sponsor.
Edison International's Board of Directors did not declare quarterly common stock dividends in either December
2000 or March 2001.

As a precautionary measure resulting from increased price volatility in the underlying stock of the Fund, the
Fund manager has increased liquidity by holding a greater proportion of assets in cash.  This action will allow the Fund manager to respond to a volume of participant-requested transactions which would not have been possible under the previous cash reserve levels.  As a result, Fund performance is muted  to the extent that Fund assets held in cash do not participate in the price fluctuations of the underlying stock held by the Fund.

Finally, the price of the underlying stock is affected directly and has experienced increased volatility as a result of the above-described liquidity crisis of the Plan Sponsor.  Fund valuation at December 31, 2000, reflects a decline in market price of the underlying stock held by the Fund. The underlying stock price as of
December 31, 2000 and June 25, 2001 was $15.625 and $11.57, respectively.

Although the Plan Sponsor has expressed no intent in this regard, its ability to continue support of the Plan, both through the funding of Plan expenses and the funding of employer matching contributions for Plan Sponsor employees, is placed into question under its current liquidity crisis.

                                                                                         SCHEDULE I

                                                 SOUTHERN CALIFORNIA EDISON COMPANY
                                                      STOCK SAVINGS PLUS PLAN

                                                   EIN 95-1240335 - PLAN NO. 002
                                PART IV - LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                      AS OF DECEMBER 31, 2000

 (a)                         (b)                                             (c)                              (d)
                                                         DESCRIPTION OF INVESTMENT INCLUDING MATURITY       CURRENT
                IDENTITY OF ISSUE, BORROWER,                              DATE, RATE                         VALUE
                  LESSOR, OR SIMILAR PARTY                    OF INTEREST, PAR OR MATURITY VALUE           (in 000's)
 --             ----------------------------             ----------------------------------------------    ----------

  *     EDISON INTERNATIONAL STOCK FUND                COMMON STOCK -NO PAR VALUE                              $367,980

  *     BZW BARCLAY'S GLOBAL INVESTORS                 COMMON STOCK FUND - COLLECTIVE INVESTMENT IN             325,984
                                                       THE BZW BARCLAY'S GLOBAL INVESTORS EQUITY INDEX
                                                       FUND

  *     FRANK RUSSELL TRUST COMPANY                    BALANCED FUND - COLLECTIVE INVESTMENT IN FRANK           132,411
                                                       RUSSELL BALANCED FUND

  *     STATE STREET BANK & TRUST CO.                  MONEY MARKET FUND - COLLECTIVE INVESTMENT IN             241,686
                                                       THE STATE STREET BANK SHORT-TERM INCOME FUND

  *     FRANK RUSSELL TRUST COMPANY                    BOND FUND - COLLECTIVE INVESTMENT IN FRANK                40,024
                                                       RUSSELL INTERMEDIATE-TERM BOND FUND

  *     FRANK RUSSELL TRUST COMPANY                    US LARGE COMPANY - COLLECTIVE INVESTMENT IN               56,136
                                                       FRANK RUSSELL US LARGE COMPANY EQUITY I FUND

  *     FRANK RUSSELL TRUST COMPANY                    US SMALL COMPANY - COLLECTIVE INVESTMENT IN               31,452
                                                       FRANK RUSSELL US SMALL COMPANY EQUITY II FUND

  *     FRANK RUSSELL TRUST COMPANY                    CONSERVATIVE GROWTH PORTFOLIO - COLLECTIVE                18,683
                                                       INVESTMENT IN FRANK RUSSELL CONSERVATIVE
                                                       BALANCED FUND

  *     FRANK RUSSELL TRUST COMPANY                    AGGRESSIVE GROWTH PORTFOLIO - COLLECTIVE                  54,983
                                                       INVESTMENT IN FRANK RUSSELL AGGRESSIVE BALANCED
                                                       FUND

        AMERICAN FUNDS                                 EUROPACIFIC GROWTH FUNDS - COLLECTIVE                     25,721
                                                       INVESTMENT IN THE AMERICAN FUNDS GROUP
                                                       EUROPACIFIC GROWTH FUND

        T. ROWE PRICE                                  COLLECTIVE INVESTMENT IN T. ROWE PRICE SCIENCE           100,220
                                                       AND TECHNOLOGY FUND

        JANUS INVESTMENT FUNDS                         COLLECTIVE INVESTMENT IN JANUS WORLDWIDE FUND             57,611

        JANUS INVESTMENT FUNDS                         COLLECTIVE INVESTMENT IN JANUS BALANCED FUND              30,379

        PUTNAM                                         COLLECTIVE INVESTMENT IN VOYAGER A FUND                   25,341

        FRANKLIN STRATEGIC                             COLLECTIVE INVESTMENT IN FRANKLIN SMALL CAP               26,614
                                                       GROWTH FUND A

        PUTNAM                                         COLLECTIVE INVESTMENT IN ASIA PACIFIC GROWTH               3,173
                                                       FUND A

        DREYFUS MANAGEMENT                             COLLECTIVE INVESTMENT IN APPRECIATION FUND                 7,396

        TURNER FUNDS                                   COLLECTIVE INVESTMENT IN TURNER SMALL CAP                 24,059
                                                       GROWTH FUND

                                       2

        FIDELITY FUNDS                                 COLLECTIVE INVESTMENT IN FIDELITY SELECT HEALTH           23,881
                                                       CARE FUND

        AMERICAN FUNDS                                 COLLECTIVE INVESTMENT IN WASHINGTON MUTUAL                 9,106
                                                       INVESTORS FUND

        DREYFUS MANAGEMENT                             COLLECTIVE INVESTMENT IN DREYFUS DISCIPLINED               6,069
                                                       STOCK FUND

        FOUNDERS FUNDS INC.                            COLLECTIVE INVESTMENT IN FOUNDERS GROWTH FUND             13,447

        T. ROWE PRICE                                  COLLECTIVE INVESTMENT IN MID-CAP GROWTH                   11,157

        PUTNAM                                         COLLECTIVE INVESTMENT IN INTERNATIONAL GROWTH              8,201
                                                       FUND A

        FIDELITY INVESTMENTS                           COLLECTIVE INVESTMENT IN SPARTAN HIGH INCOME               3,564
                                                       FUND

        MORGAN STANLEY DEAN WITTER                     COLLECTIVE INVESTMENT IN INST EQUITY GROWTH B              7,563
                                                       FUNDS

  *     HEWITT SERIES                                  COLLECTIVE INVESTMENT IN HEWITT MONEY MARKET              22,054
                                                       FUND

        PIMCO                                          COLLECTIVE INVESTMENT IN TOTAL RETURN FUND                 5,884
                                                       ADMIN SHARES

        FIDELITY INVESTMENTS                           COLLECTIVE INVESTMENT IN UTILITIES INCOME FUND             3,999

        FIDELITY INVESTMENTS                           COLLECTIVE INVESTMENT IN SELECT FINANCIAL                 11,628
                                                       SERVICES FUNDS

        BARON ASSET                                    COLLECTIVE INVETSMENT IN BARON ASSET FUND                  2,344

                                       3

        AMERICAN CENTURY                               COLLECTIVE INVESTMENT IN INTERNATIONAL GROWTH              4,204
                                                       INVESTOR FUND

        PIMCO                                          COLLECTIVE INVESTMENT IN LOW DURATION FUND                 2,482

        MAS SMALL CAP                                  COLLECTIVE INVESTMENT IN MAS SMALL CAP VALUE               2,881
                                                       FUND

        KEMPER-DREMEN                                  COLLECTIVE INVESTMENT IN KEMPER -DREMEN HIGH              12,342
                                                       RETURN EQUITY A FUND

        PUTNAM                                         COLLECTIVE INVESTMENT IN EUROPE GROWTH A FUND              1,461

        PUTNAM                                         COLLECTIVE INVESTMENT IN CAPITAL APPRECIATION A            2,209
                                                       FUND

        BERGER                                         COLLECTIVE INVESTMENT IN SMALL CAP VALUE FUND              5,812

        T. ROWE PRICE                                  COLLECTIVE INVESTMENT IN VALUE FUND                        3,076

        FIDELITY INVESTMENTS                           COLLECTIVE INVESTMENT IN DIVERSIFIED                       1,278
                                                       INTERNATIONAL FUND

        TEMPLETON                                      COLLECTIVE INVESTMENT IN DEVELOPING MARKETS                  692
                                                       FUND A

        INVESCO                                        COLLECTIVE INVESTMENT IN TOTAL RETURN FUND                   344

        AMERICAN BALANCED                              COLLECTIVE INVESTMENT IN AMERICAN BALANCE FUND             2,708

        PIMCO                                          COLLECTIVE INVESTMENT IN CAPITAL APPRECIATION              5,174
                                                       ADMIN FUND

        PIMCO                                          COLLECTIVE INVESTMENT IN LONG TERM US                      6,418
                                                       GOVERNMENT BONDS

        T. ROWE PRICE                                  COLLECTIVE INVESTMENT IN SMALL CAP STOCK FUND              2,942

                                       4

        HOTCHKISS & WILY                               COLLECTIVE INVESTMENT IN INTERNATIONAL FUND                  359

        MAS VALUE ADVISOR                              COLLECTIVE INVESTMENT IN MEDIUM COMPANY STOCK              1,893
                                                       FUND

        FIDELITY INVESTMENTS                           COLLECTIVE INVESTMENT IN REAL ESTATE SPECIALTY             5,332
                                                       FUND

  *     STATE STREET GLOBAL ADVISOR                    COLLECTIVE INVESTMENT IN SMALL CAP FUND                      223

        BRINSON GLOBAL                                 COLLECTIVE INVESTMENT IN BALANCED PRE-MIXED FUND              99

        PARTICIPANT LOANS                              LOANS WITH MATURITIES VARYING FROM ONE TO FOUR            70,320
                                                       YEARS (OR UP TO 15 YEARS FOR PURCHASE OF A             ---------
                                                       PRIMARY RESIDENCE) AND INTEREST RATES OF 7.0 TO
                                                       10.5%

                                                       TOTAL                                                 $1,830,999
                                                                                                             ==========

  *     Party-in-interest

                                       5

                                                             SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            SOUTHERN CALIFORNIA EDISON COMPANY
                                                       STOCK SAVINGS PLUS PLAN

                                            By:               J. Michael Mendez
                                                ------------------------------------------------
                                                              J. Michael Mendez

June 26, 2001